As filed with the Securities and Exchange Commission on June 8, 2007
File No. __________

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

Skreem Entertainment Corporation
(Name of small business issuer in its charter)

Nevada	XX-XXXXXXX
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

11637 Orpington Street
Orlando, Florida 32817
(407) 207-0400
 (Address and Telephone Number of principal executive offices)

Charles Camorata, President
11637 Orpington Street
Orlando, Florida 32817
(407) 207-0400
(Name, address and phone number for agent for service)

Copies to:
Michael S. Krome, Esq.
8 Teak Court
Lake Grove, New York, 11755
(631) 737-8381
(631) 737-8382 (fax)

Securities to be registered under Section 12(b) of the Act: none

Securities to be registered under Section 12(g) of the Act:
Common Stock, $0.001 par value per share

Table of Contents

Part I

Item 1.	Description of Business	4

Item 2.	Management’s Discussion and Analysis or Plan of Operation	8

Item 3.	Description of Property	12

Item 4.	Security Ownership of Certain Beneficial Owners and Management	12

Item 5.	Directors and Executive Officers, Promoters and Control Persons	12

Item 6.	Executive Compensation	14

Item 7.	Certain Relationships and Related Transactions	15

Item 8.	Description of Securities	15

Part II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholders Matters	16

Item 2.	Legal Proceedings	17

Item 3.	Changes in and Disagreements with Accountants	17

Item 4.	Recent Sales of Unregistered Securities	17

Item 5.	Indemnification of Directors and Officers	17

Part Financial Statements

Part III

Item 1.	Index to Exhibits

Item 2.	Description of Exhibits

SIGNATURES

Cautionary Note Regarding Forward-Looking Statements

This report contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements in this annual report are not based on historical facts, but rather reflect the current expectations of our management concerning future results and events.

The forward-looking statements generally can be identified by the use of terms such as “believe,” “expect,” “anticipate,” “intend,” “ plan,” “foresee,” “likely” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. You should review carefully all information, including the financial statements and the notes to the financial statements included in this report. The following important factors could affect future results, causing the results to differ materially from those expressed in the forward-looking statements in this annual report.

•	the timing, impact and other uncertainties related to pending and future acquisitions by us;

•	the impact of new technologies;

•	changes in laws or rules or regulations of governmental agencies; and

•	currency exchange rate fluctuations.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the forward-looking statements in this annual report. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements in this annual report are made only as of the date of this annual report, and we do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. We cannot assure you that projected results will be achieved.

PART I

Item 1 DESCRIPTION OF BUSINESS

Business

Skreem Entertainment Corporation (the “Company”) was incorporated in Nevada on August 23, 1999. It was a wholly owned subsidiary of Skreem Entertainment Corp (a Delaware corporation), now known as SKRM Interactive, Inc.

On November 9, 2006, The Board of Directors of SKRM Interactive, Inc. declared a dividend, payable in stock, at the rate of one (1) share for each one (1) share owned of the Company on the record date in the subsidiary of the Company, to be known as SKREEM ENTERTAINMENT CORPORATION. Effectively, this means that for each one (1) shares owned in the Company, a shareholder will receive one (1) share in the subsidiary (the “Dividend Shares”). The Board of Directors of SKRM Interactive, Inc. has declared November 30, 2006, as the record date for this share dividend, with a payment date as soon as practicable thereafter.

Overview

Our business is to locate and promote recording talent.

The Company is constantly seeking talent for recording and performing. Company employees utilize their industry contacts and experience to locate prospective music acts, including music groups and individuals, and evaluate these acts to determine if, from the Company's perspective, such acts demonstrate the talent potential to succeed in the music industry.

Upon locating an act that the Company believes has the potential for success, the Company will sign the act to a contract. Upon signing a typical contract, the Company at its option will advance funds to the artist to pay for travel, arrange for performances, schedule public appearances and generally promote the act, and the act's music, in exchange for a percentage of the revenues generated by the act's performances and music sales.

Once the Company has located an act it wishes to promote, the Company will determine where to promote the artist. It is the Company's strategy to promote talent outside of the United States until the talent has demonstrated the ability to sell music or tickets to performances. Once an act has gained some level of success abroad, the Company intends to promote and market the act in the United States. The Company believes that promoting abroad is a viable approach because it costs less initially, foreign markets are very receptive to American type music acts, and there is less competition.

Distribution

The Company distributes its acts in two different ways. The first is through concerts and public appearances. An act will perform and tour playing concerts as frequently as possible to increase public awareness of their music. An act will also make public appearances at retail centers, public places and other events also to increase the act's public awareness.

The second way the act gains publicity is through licensing and sales of the act's music. The Company does not sell records or other music media, however, it does license master recordings to other organizations which distribute the recordings in various media. The Company receives royalty payments pursuant to licensing agreements, which are a percentage of revenues from distribution of the recordings.

The Company's artists' music is currently being distributed by various organizations throughout Europe and in other countries. Further description is provided in the Plan of Operation under Item 6.

Licensing

From time to time the Company enters into licensing agreements with music production and distribution companies. The license agreements typically grant the production and distribution company rights to a music single or all of an act's music in a particular country or region with a term of three to fifteen years. The production or distribution company can then distribute the music in record or cd format, mp3, ringtone, or any other music media licensed in the agreement. The Company typically receives royalties of a negotiated percentage between 18% and 75% of sales of the production and distribution company's published dealer price less certain packaging deductions. In addition, the Company shall receive between 18% and 75% of net royalty receipts received by in the particular nation or region. In connection with the license agreement, the Company may receive a cash advance.

Exclusive Artist Recording Agreements

At March 31, 2006, the Company had entered into long-term Exclusive Artist Recording Agreements with six artists, which include the three Artists of “3rdWish”, the Artist “PatMoe”, the Artist “Precious Dawn Francis” and the Artist “Willie Bivins, Jr” also known as “Willie Will” for the purpose of engaging the exclusive personal services of the Artists for making master sound recordings for distribution in any medium. The territory for the agreements shall be worldwide. All master recordings made by the Artists during the terms of the agreements shall be recorded by the Artists on the Company's behalf, and all phonograph records and related performances shall be the entire property of the Company; the Company shall have the right to secure sound recording copyright; and the Company and its licensees shall have the sole and exclusive right to use the recordings throughout the world or any part thereof in any manner it sees fit. The Company may pay all specifically approved recording costs in connection with the master recordings made hereunder, and all recording costs shall be deemed fully recoupable advances to the Artists and shall be deducted from any and all royalties payable to the Artist by the Company under this or any and all royalties payable to the Artists by the Company. Any and all monies paid to or on behalf of the Artists during the term of the agreement shall be fully recoupable, non-returnable advances unless otherwise expressly agreed in writing between the Company and the Artists. The Company has the right, but not the obligation to have the Artists participate in the creation of music videos and 100% of any and all monies expended by or advanced by the Company for the production of music videos shall constitute additional fully recoupable advances hereunder. The Company shall own any and all rights in and to said music videos in perpetuity.

In its sole discretion, the Company may choose, at any time during the term of the agreements, to license master recordings made by the Artists to third parties on a flat fee or royalty basis, or to enter into a distribution agreement with a third party distributor for the distribution of phonograph records embodying master recordings recorded by the Artists through normal retail channels in the United States and worldwide. With respect to master recordings of the Artists licensed to third parties on a flat-fee basis, the Company shall pay the Artists 20-50% of the net amount received by the Company under such license. With respect to master recordings of the Artists licensed to third parties on a royalty basis, and with respect to phonograph recordings released through a distributor selected by the Company, the Company shall pay the Artists the lesser of 20-50% of the Company's net earned royalty receipts under such license or distribution agreement, or 20-50% of the basic album or single rate as defined in the agreements. Further, in its sole discretion, the Company may choose to commercially release phonograph records through the Company's own distribution network. In such event, the Company agrees to pay the Artists royalties based on the basic album or singe rate as defined in the agreements. For phonograph recordings that are exported or sold outside the United States and through record clubs or similar plans, the Artists shall be paid a royalty of 20-50% of the amounts provided of the above mentioned amounts. In addition, the Artists may earn royalties related to licenses for musicalcompositions, music video licenses and merchandising.

At March 31, 2006, the Artists had earned royalties of approximately $45,000, based on the year-end reported licensing revenues. However, the Company is not obligated to pay any royalties until total advances to Artists of $1,468,424 at March 31, 2006 (plus any future advances) have been recouped.

Music Publishing Agreements

At March 31, 2006, the Company had entered into long-term Music Publishing Agreements with five individual Writers, which include the three Artists of “3rd Wish”, the Artist “PatMoe” and the Artist “Willie Will”. The Company engaged the Writers to render the Writer's exclusive services as songwriters and composers based upon terms and conditions set forth in the agreements. In accordance with the agreements, the Writers grant all rights to all musical compositions written or owned by the Writers and all musical compositions shall be the Company’s exclusive property as sole owner. The Company shall pay royalties to the Writers based on various terms and conditions set forth in the agreements. There have been no royalties earned by the writers related to the agreements.

Personal Management Agreement

At March 31, 2006, the Company had entered into long-term Personal Management Agreements with five Artists, which include the three Artists of “3rd Wish”, the Artist “PatMoe” and the Artist “Willie Will”. The Company accepts the engagement as the Artists' sole and exclusive personal management company in connection with all activities in the entertainment industries throughout the world, including but not limited to their services as musicians, songwriters, actors, publishers, packagers or performers in any medium now known or hereafter devised. For personal management services performed, the Artists agree to pay the Company 15%-20% of all gross compensation earned or received as a result of activities in the entertainment industry. However, the Company shall not be entitled to commissions by the Artists from the sale, license, or grant of any literary or music rights to the Company or any person, firm, or corporation owned or controlled by the Company. During the year ended March 31, 2006, the Company earned commissions of $981, all related to live performances.

The Company's acts face fierce competition. There is no shortage of acts and musicians seeking fortune and fame. There is also no shortage of talent in the music industry. The Company believes that their approach of being selective when choosing acts, refining these acts abroad, and marketing the acts through appearances, performances, and music sales is a viable method to compete in the music industry. However there are many other organizations with more capital to spend, greater access to talent, better industry connections, and more experience.

The Company's future depends on the success of it's acts and artists. Many music acts spend entire careers without having a single popular song or tour. The most talented artists and acts are not always the most successful and fan acceptance is the most important and most difficult element of success. If the fans like the act, the fans will purchase the music and tickets and recommend it to friends. If the fans don't like the act, the act may never gain acceptance.

Employees

The Company, as of June 15, 2006, employs a total of 2 persons, one of these full-time, at its corporate headquarters in Florida.

Item 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

The Company plans to continue operations by developing current acts into successful music performing and recording acts. The Company currently has three acts, “3rd Wish”, “Pat Moe” and Willie Will”. These three acts will tour, perform, make public appearances, and continue to record as opportunities are located. The Company is uncertain as to when these acts may enter the U.S. market.

The Company's cash balance is insufficient to satisfy the Company's cash requirements for the next 12 months. The Company believes it can satisfy it's cash requirements for 6 months with current cash and receivables. The Company is dependent on continued receipt of revenues and will need outside funding from the sale of shares or debt financing in order to continue operations beyond that point.

The Company does not anticipate acquiring any significant equipment during the next twelve months.

The Company does not anticipate any significant changes in the number of employees in the next twelve months.

The Company has entered into various license agreements which grant certain exclusive rights to sell and distribute certain recordings by “3rd Wish”. The table below sets forth the parties and territories covered by these license agreements:

Party (Licensee)	Territories

Cheyenne Records	Germany, Switzerland and Austria
Three 8 Music Limited	UK, Eire
Shock Records Pty Ltd	Australia, New Zealand
NRJ Music	France, Andorra, Monaco, Belgium
Megaliner Records	Russia, Azerbaijan, Armenia, Georgia, Moldova, Kazakstan, Kyrgyzstan, Tajikistan,
Uzbekistan, Turkmenistan, Ukraine, Republic of Belarus, Lithuania, Latvia, Estonia
NMC Music Ltd.	Israel
Vidisco	Portugal
Planet Records	Italy

Revenue is recognized in accordance with Staff Accounting Bulleting No. 104 (SAB 104) when persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable; delivery had occurred or services have been rendered or the license period has begun; and collection is reasonably assured.

Revenue from the distribution of recordings under license and distribution agreements is recognized as earned under the criteria established by Statement of Financial Accounting Standard No. 50. Revenue is generally recognized when the Company receives an “accounting” of recordings sold with payment from the licensee. In the event the Company has not received an “accounting” from the licensee and if the Company has information related to the licensed use of recordings that would result in the revenue being fixed and determinable, and collection is reasonably assured, then revenue is recognized in the periods in which the license revenue is earned. Minimum guarantees (advances) received from licensees are recorded as deferred revenue and are amortized over the performance period, which is generally the period covered by the agreement.

Results of Operations

The Company presents this discussion and analysis as a comparison between the audited financial data for March 31, 2006 and 2005 for informational purposes.

Year Ended March 31, 2006 Compared to the Year Ended March 31, 2005

Revenues - The Company had $64,937 of revenue for the year ended March 31, 2006, compared to $120,862 of revenue for the year ended March 31, 2005. The decrease in revenue is primarily due to a decrease of $53,667 from licensing agreements to distribute 3rd Wish's music.

Operating Expenses - Operating expenses for the year ended March 31, 2006, were $914,499, a decrease of $396,434 or 30% from $1,310,933 for the year ended March 31, 2005. The decrease is primarily due to a decrease in production expenses related to video shoots and recordings of approximately $442,000, a decrease in advertising of approximately $115,000, and an increase in travel and related support for artists in Germany of approximately $161,000.

General and Administrative Expenses - General and administrative expenses increased 12% to $357,598 for the year ended March 31, 2006 from $318,150 for the year ended March 31, 2005. This increase is attributable to a $29,800 increase in salaries and benefits plus $9,200 increase in other general and administrative expense.

Interest Expense - Interest expense increased 101% to $169,369 for the year ended March 31, 2006 from $84,248 for the year ended March 31, 2005. This increase is attributable to having more debt outstanding for the year ended March 31, 2006.

As a result of the foregoing, the net operating loss of the company decreased 14% to $1,376,529 for the year ended March 31, 2006 from $1,592,469 for the year ended March 31, 2005.

Liquidity and Capital Resources

As of March 31, 2006, the Company had cash of $62,383 and a deficit in working capital of $1,852,361.

For the year ended March 31, 2006, the Company used $873,349 in operating activities which is primarily due to a net loss of $1,376,529, a decrease in accounts receivable of 114,257, and a decrease in prepaid expenses and deposits of $35,616. These are offset by depreciation expense of $3,704, increase in accounts payable and accrued liabilities of $159,363, increase in interest payable to affiliates of $132,298, and a decrease in deferred revenue of $10,828.

For the year ended March 31, 2006, the Company used $863 for investing activities. All of the cash used by investing activities was for the purchase of equipment.

For the year ended March 31, 2006 cash provided by financing activities was $884,400. The amount represents $276,400 provided by the issuance of common stock, $643,000 which represents the proceeds from notes payable to a shareholder, and $35,000 which represents notes payable to affiliates and others which was reduced by $70,000 for the repayment of loans. Because of the continued net operating losses of the Company, the Company will not be able to continue as a going concern unless it is able to sell its shares or obtain third and/or related party loans. Although the principal shareholder and affiliates of the Company has been willing to lend funds to the Company in the past, there is no obligation for them to do so in the future. Without such funding, or the sale of its shares, the Company will have insufficient funds to execute its business plans for the next twelve months.

Results of Operations for the Nine Months Ended December 31, 2006 as Compared to the Nine Months Ended December 31, 2005

Revenues - The Company recorded revenue of $160,833 and $63,987 for the nine months ended December 31, 2006 and December 31, 2005, respectively. The revenue for the nine months ended December 31, 2006 consists of earnings of $33,633 from Licensing agreements to distribute 3rd Wish's music and sales of recordings to a related party of $127,200. Revenue for the nine months ended December 31, 2005 consists of earnings from licensing agreements to distribute “3rd Wish's music of $63,005 and live performances of $982.

Operating expenses - Operating expenses for the nine months ended December 31, 2006 were $952,794, an increase of 20% from $793,939 for the corresponding period ended December 31, 2005. The increase is primarily due to the significant increase in advertising expense of $771,950 offset by a net decrease in touring, travel, promotion and support for artist of approximately $612,000.

General and Administrative Expenses - General and administrative expenses increased by $536,221 or 189% to $820,515 for the nine months ended December 31, 2006 from $284,294 for the corresponding period ended December 31, 2005. This increase is primarily attributable to increased delivery expense of $42,182 and a non-cash consulting charge of $508,200.

Other Income (expense) -

For the nine months ended December 31, 2006, the Company recorded interest expense in the amount of $52,983, which relates to the expense on notes payable to a shareholder. This compares with interest expense on notes payable of $121,668 for the nine months ended December 31, 2005.

Liquidity and Capital Resources

As of December 31, 2006, the Company had cash of $22 and a deficit in working capital of $4,674,118. This compares with cash of $62,383 and a deficit in working capital of $3,523,659 as of March 31, 2006.

Cash used in operations decreased by $300,369 to $370,022 for the nine months ended December 31, 2006 from $670,391 for the corresponding period of the prior year. The decrease is attributable to a significant increase in non-cash expenses of $1,255,476, offset by a decrease in changes in operating assets and liabilities of $31,572, and an increase in net loss of $529,545.

Cash used in investing activities for the nine months ended December 31, 2006 was $2,030, which is due to equipment purchases.

Cash provided financing activities for the nine months ended December 31, 2006 was $309,691, which is primarily from the issuance of promissory notes of $356,050, and funding from the parent company of $84,695, offset by payments on notes payable of $131,055. This compares with $642,000 of cash being provided from financing activities during the nine months ended December 31, 2005, all from the issuance of promissory notes and funding from the parent company.

Historically, the Company has been funded by the sale of its parent’s shares and loans from its related parties and others. However, the Company's continuation as a going concern is dependent upon its ability to continue receiving investment capital and obtaining loans to achieve a level of success that will enable it to sustain its operations. No assurance can be given that the Company will be successful in these efforts.

Environmental Matters

The Company is not aware of any environmental liability relating to its operations that would have a material adverse effect on the Company, its business, assets or results of operations.

Inflation

Inflation has not historically been a material effect on the Company's operations and is not expected to have a material impact on the Company or its operations in the future.

Dependence on one or a few major customers

The Issuer has no dependence on one or a few major customers.

Item 3: DESCRIPTION OF PROPERTY

The Company's administrative offices are located in a leased office facility located at 11637 Orpington Street, Orlando, Florida 32817. The facility contains approximately 2,000 square feet of office space. There is no lease on the facility nor is there a rental fee as the property is owned by the principal shareholder of the Company.

Item 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 4, 2007 the name and the number of shares of the Company’s Common Stock, par value $.001 per share, held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 26,148,294 issued and outstanding shares of the Company’s Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of	Name of	Amount and Nature	Percentage
Class	Beneficial Owner	of Beneficial Ownership (1)	of Class
OFFICERS, DIRECTORS AND FIVE PERCENT SHAREHOLDERS

Common	Charles Camorata	200,000	0.06%
Common	Karen Pollino	200,000	0.06%
Common	Jeffrey Martin (1)	22,650,156	77.7%
All officers and Directors as a Group
(3) Persons		309,500	1.1%

(1) Includes shares owned by Martin Consultants, Inc. and Am-Pac Investments.

Item 5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Information Regarding Present Directors and Executive Officers

The following table sets forth as of June 27, 2006, the name, age, and position of each executive officer and director and the term of office of each director of the Company.

Name	Age	Title	Director or Officer Since
Charles Camorata	51	President, Chief Executive Officer and Director	01-31-04

Karen Pollino	54	Secretary / Treasurer and Director	01-31-04

The following is the business background of each officer and director:

Charles Camorata. Mr. Camorata was a founder of and has been employed by Skreem Entertainment Corporation since August 1999 and was appointed Chief Executive Officer and director of the Company on January 31, 2004. From 1980-1999 he was the owner and president of Camorata Productions, Inc. an entity which composed, arranged and produced music as well as designed audio and visual systems for theme parks and recording studios. He has composed and published 35 musical arrangements.

Karen Pollino. Ms. Pollino joined Skreem Entertainment Corporation in August 1999 and was appointed Secretary/Treasurer and director of the Company January 31, 2004. From 1997 to 1999, Ms. Pollino was employed by Martin Consultants, Inc. as Secretary/Treasurer. From 1990 to 1997 she was employed by Sorex Medical of Salt Lake City where she had oversight responsibility of purchasing and customer service.

Except as indicated below, to the knowledge of management, during the past five years, no present or former director, or executive officer of the Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor defenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

(i) acting as a future commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company or engaging in or continuing any conduct or practice in connection with such activity;

(ii) engaging in any type of business practice; or

(iii) engaging in any activity in connection with the purchased or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or other wise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6: EXECUTIVE COMPENSATION

The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Company's last three completed fiscal years to the Company's or its principal subsidiaries chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at March 31, 2006, the end of the Company's last completed fiscal year):

Name	Year	Compensation
Charles Camorata	2006	$50,000
Charles Camorata	2005	$50,000
Karen Pollino	2005	$18,350
Karen Pollino	2006	$29,820
Kevin Monson *	2004	None
Kevin Monson	2003	None

* Resigned on January 31, 2004

Cash Compensation

There was no cash compensation, other than the $50,000 compensation to Charles Camorata and $29,820 compensation to Karen Pollino paid to any director or executive officer of the Company during the fiscal years ended March 31, 2006, and 2005.

Bonuses and Deferred Compensation

None.

Compensation Pursuant to Plans.

None.

Pension Table

None.

Other Compensation

None.

Compensation of Directors.

None.

Termination of Employment and Change of Control Arrangement

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or change in the person's responsibilities following a changing in control of the Company.

Item 7: CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

None

Item 8: DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 55,000,000 shares of stock of which 50,000,000 are shares of common stock with a par value of $0.001 per share, and 5.000,000 shares of preferred stock, with a pat value of $0.001 per share. The holders of common stock (1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and (3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares (“majority shareholders”, when voting for the election or directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore.

PART II

Item 1: MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

As of the date of this filing, there is no public market for the Company's common stock. As of March 1, 2007, 26,148,294 shares issued and outstanding are deemed to be “restricted securities” as defined in Rule 144 under the Securities Act. None of the Restricted shares may be sold except pursuant to a Registration Statement under the Securities Act of 1933. Thereafter, restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act.

In general, under Rule 144, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks preceding such sales. Sales under Rule 144 are also subject to the requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates, may be sold free of any restrictions under Rule 144.

Dividend Policy

The Company has never paid or declared a cash dividend on its Common Stock. The Board of Directors does not intend to declare or pay cash dividends in the foreseeable future. It is the current policy to retain all earnings if any, to support future growth and expansion.

Item 2: LEGAL PROCEEDINGS

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.

Item 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

Item 4: RECENT SALES OF UNREGISTERED SECURITIES

None

Item 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation and By-laws provide that the Company will indemnify its directors and officers to the full extent authorized or permitted under Nevada law.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

As of March 1, 2007, the Company had 26,148,294 outstanding shares of Common Stock. Of that number, a total of 26,148,294 shares are not registered hereby, are “restricted securities” as defined under Rule 144, and may not be sold except pursuant to a Registration Statement pursuant to the Securities Act of 1933, and thereafter, subject to the provisions of Rule 144 under the Securities Act of 1933.

In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an Affiliate, who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of:

(i) One percent of the outstanding shares of Common Stock; or
(ii) The average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Skreem Entertainment Corporation. In addition, a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without regard to the requirements described above. Skreem Entertainment Corporation is unable to estimate the number of Restricted Shares that ultimately will be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors.

SKREEM ENTERTAINMENT CORPORATION
(A Development Stage Company)

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
March 31, 2006 and 2005, and the period from inception,
August 19, 1999, through March 31, 2006

SKREEM ENTERTAINMENT CORPORATION
(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Skreem Entertainment Corporation:

We have audited the accompanying balance sheet of Skreem Entertainment Corporation (the "Company"), a development stage company, as of March 31, 2006, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended March 31, 2006 and 2005, and for the period from inception, August 19, 1999, through March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skreem Entertainment Corporation as of March 31, 2006, and the results of its operations and its cash flows for the years ended March 31, 2006 and 2005, and for the period from inception, August 19, 1999, through March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has suffered recurring losses from operations and had a net capital deficit, which raises substantial doubt about its ability to continue as a going concern. Management plans to continue funding the operation through an affiliate owned by a major shareholder of the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
May 29, 2007

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
March 31, 2006

ASSETS

Current assets:
Cash and cash equivalents	$62,383

Total current assets	62,383

Property and equipment, net	7,030

Total assets	$69,413

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
Accounts payable and accrued liabilities	$173,410
Payable to SKRM Interactive, Inc.	1,678,328
Related party payable	9,254
Accrued interest payable - affiliates and shareholder	217,190
Notes payable - shareholder	556,770
Notes payable - affiliates	933,620
Deferred revenue	24,500

Total current liabilities	3,593,072

Commitments and contingencies

Shareholders' deficit
Preferred stock, par value $0.001, 5,000,000
shares authorized, no shares issued and outstanding	-
Common stock, par value $0.001, 50,000,000
shares authorized, 63,000 shares issued
and outstanding	63
Paid-in capital	1,581,940
Deficit accumulated during the development stage	(5,105,662)

Total shareholders' deficit	(3,523,659)

Total liabilities and shareholders' deficit	$69,413

The accompanying notes are an integral part of these financial statements

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

	Year Ended	Year Ended	Inception to
	March 31,	March 31,	March 31,
	2006	2005	2006

Revenues	$64,937	$120,862	$188,725

Operating expenses	(914,499)	(1,310,933)	(3,325,362)
General and administrative
expenses	(357,598)	(318,150)	(1,356,419)
Impairment of loan receivable	-	-	(130,000)

Loss from operations	(1,207,160)	(1,508,221)	(4,623,056)

Interest expense	(169,369)	(84,248)	(482,606)

Net loss	$(1,376,529)	$(1,592,469)	$(5,105,662)

Basic and diluted net loss
per share	$(21.85)	$(25.28)

Weighted average shares
outstanding	63,000	63,000

The accompanying notes are an integral part of these financial statements

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
from inception, August 19, 1999, through March 31, 2006

			Additional	Retained
	Common	Stock	Paid-In	Earnings
	Shares	Amount	Capital	(Deficit)	Total

Balance at inception,
August 19, 1999	-	$-	$-	$-	$-

Issuance of common
stock	20,000	20	-	-	20

Net loss	-	-	-	(84,021)	(84,021)

Balance at
December 31, 1999	20,000	20	-	(84,021)	(84,001)

Net loss	-	-	-	(230,879)	(230,879)

Balance at
December 31, 2000	20,000	20	-	(314,900)	(314,880)

Net loss	-	-	-	(494,816)	(494,816)

Balance at
December 31, 2001	20,000	20	-	(809,716)	(809,696)

Net loss	-	-	-	(384,590)	(384,590)

Balance at
December 31, 2002	20,000	20	-	(1,194,306)	(1,194,286)

Reclassification of debt
to equity	43,000	43	1,581,940	-	1,581,983

Net loss	-	-	-	(736,364)	(736,364)

Balance at
December 31, 2003	63,000	63	1,581,940	(1,930,670)	(348,667)

Net loss	-	-	-	(205,994)	(205,994)

Balance at
March 31, 2004	63,000	$63	$1,581,940	$(2,136,664)	$(554,661)

The accompanying notes are an integral part of these financial statements

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
from inception, August 19, 1999, through March 31, 2006

			Additional	Retained
	Common	Stock	Paid-In	Earnings
	Shares	Amount	Capital	(Deficit)	Total

Balance at
March 31, 2004	63,000	$63	$1,581,940	$(2,136,664)	$(554,661)

Net loss	-	-	-	(1,592,469)	(1,592,469)

Balance at
March 31, 2005	63,000	63	1,581,940	(3,729,133)	(2,147,130)

Net loss	-	-	-	(1,376,529)	(1,376,529)

Balance at March 31,
2006	63,000	$63	$1,581,940	$(5,105,662)	$(3,523,659)

The accompanying notes are an integral part of these financial statements

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended	Inception to
	March 31,	March 31,	March 31,
	2006	2005	2006

Cash flows from operating activities:
Net loss	$(1,376,529)	$(1,592,469)	$(5,105,662)
Adjustments to reconcile net loss to
net cash used in operating activities:
Depreciation expense	3,704	8,465	44,584
Impairment of loan receivable	-	-	130,000
Accrued interest payable converted to equity	-	-	208,405
Expenses paid by shareholder and affiliate	68,770	53,026	121,796
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	114,257	(114,257)	-
Decrease (increase) in prepaid expenses and deposits	35,616	(15,695)	-
Increase in accounts payable and accrued liabilities	159,363	30,159	232,665
Increase in interest payable to affiliates	132,298	69,236	217,190
Increase (decrease) in deferred revenue	(10,828)	35,328	24,500

Net cash used in operating activities	(873,349)	(1,526,207)	(4,126,522)

Cash flows from investing activities:
Purchase of property and equipment	(863)	(11,440)	(51,614)
Loan receivable	-	-	(130,000)

Net cash used by investing activities	(863)	(11,440)	(181,614)

Cash flows from financing activities:
Proceeds from parent company	276,400	301,928	578,328
Proceeds from notes payable-other	20,000	365,000	385,000
Proceeds from notes payable-shareholder	643,000	880,000	1,523,000
Proceeds from notes payable to affiliates	15,000	475,000	2,439,191
Principal payments on notes payable to affiliates	-	(90,000)	(140,000)
Principal payments on notes payable-other	(70,000)	(265,000)	(335,000)
Principal payments on notes payable-shareholder	-	(80,000)	(80,000)

Net cash provided by financing activities	884,400	1,586,928	4,370,519

Net increase in cash and cash equivalents	10,188	49,281	62,383

Cash and cash equivalents, beginning of year	52,195	2,914	-

Cash and cash equivalents, end of year	$62,383	$52,195	$62,383

The accompanying notes are an integral part of these financial statements

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

1.	Nature of Operations and Summary of Significant Accounting Policies

Nature of the Business and Presentation

Skreem Entertainment Corporation (the “Company”) is a development stage company that incorporated in Nevada on August 19, 1999. Skreem was formed to promote, finance and manage artists and projects in the music industry and is located in the State of Florida.

The Company was a wholly owned subsidiary of SKRM Interactive, Inc. (formerly Skreem Entertainment Corporation, a Delaware Company)for all periods presented.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Spin-off Transaction

The Board of Directors of fSKRM Interactive, Inc. (formerly Skreem Entertainment Corporation, a Delawre Company) (SKRM) has approved the Spin-off of the Company. Each holder of SKRM’S common stock at November 30, 2006 received one (1) share of SKRM stock held on that date. The effective date of the transaction is February 5, 2007.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and on deposit at a major financial institution. The Company considers highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Advances to Artists

The Company advances monies to artists upon the artist signing the "Exclusive Recording Artist Agreement." An advance paid to an artist shall be reported as an asset if the past performance and current popularity of the artist to whom the advance is made provide a sound basis for estimating that the amount of the advance will be recoverable from future royalties to be earned by the artist. Any portion of advances that subsequently appear not to be fully recoverable from future royalties to be earned by the artist shall be charged to expense during the period in which the loss becomes evident.

Property and Equipment

Property and equipment are stated at cost. Provisions for depreciation are computed using the double-declining method based on the estimated useful lives of the assets, generally three to seven years. Expenditures that increase the value or extend the life of the asset are capitalized, while cost of maintenance and repairs are expensed as incurred. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized.

In accordance with Statement of Financial Accounting Standards (SFAS) No.144, "Accounting for the Impairment or Disposal of Long-lived Assets, "the Company examines the possibility of decrease in value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Record Masters

A record master borne by the Company is reported as a cost of production when the past performance and current popularity of the artist does not provide a sound basis for estimating that the cost will be recovered from future sales.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

1.	Nature of Operations and Summary of Significant Accounting Policies, Continued

Property and Equipment

Property and equipment are stated at cost. Provisions for depreciation are computed using the double-declining method based on the estimated useful lives of the assets, generally three to seven years. Expenditures that increase the value or extend the life of the asset are capitalized, while cost of maintenance and repairs are expensed as incurred. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized.

In accordance with Statement of Financial Accounting Standards (SFAS) No.144, "Accounting for the Impairment or Disposal of Long-lived Assets, "the Company examines the possibility of decrease in value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Record Masters

A record master borne by the Company is reported as a cost of production when the past performance and current popularity of the artist does not provide a sound basis for estimating that the cost will be recovered from future sales.

Revenue Recognition

Revenue is recognized in accordance with Staff Accounting Bulletin No.104 (SAB 104) when persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable; delivery has occurred or services have been rendered or the license period has begun; and collection is reasonably assured.

Revenue from the distribution of recordings under license and distribution agreements is recognized as earned under the criteria established by Statement of Financial Accounting Standard No. 50.Revenue is generally recognized when the Company receives an "accounting" of recordings sold with payment from the licensee. In the event the Company has not received an "accounting" from the licensee and if the Company has information related to the licensed use of recordings that would result in the revenue being fixed and determinable, and collection is reasonably assured, then revenue is recognized in the periods in which the license revenue is earned. Minimum guarantees (advances) received from licensees are recorded as deferred revenue and are amortized over the performance period, which is generally the period covered by the agreement.

Advertising Costs

All costs related to general advertising are charged to expense as incurred. For the year ended March 31, 2006 and 2005, the Company recorded total advertising expense of $1,266 and $116,046, respectively.

Operating Expenses

Operating expenses include music production costs, artist compensation costs, and other operating expenses. The Company enters into production, promotion and related consulting agreements in the ordinary course of business.

 Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

1.	Nature of Operations and Summary of Significant Accounting Policies, Continued

Income Taxes

From inception of the Company through August 31, 2003, the Company had elected to be taxed under Subchapter S of the Internal Revenue Code. As a result, corporate income or loss passes through to the shareholders and therefore, no provision for federal or state income taxes has been recorded by the Company. On August 31, 2003, the Company converted certain debt and accrued interest owed to affiliates to equity. The affiliates were a corporation and a partnership that made the Company ineligible to be taxed under subchapter S of the Internal Revenue Code. Subsequent to August 31, 2003, the Company accounts for income tax using Statements of Financial Accounting (SFAS) No. 109 "Accounting for Income Taxes."

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods' financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied. SFAS No. 154 applies to all voluntary changes in accounting principle, as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. SFAS No. 154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this policy to have a material impact on its financial position, results of operations or cash flows.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained losses of $1,376,529 and $1,592,469,for the year ended March 31, 2006, and the year ended March 31, 2005 respectively. The Company had an accumulated deficit of $5,105,662 at March 31, 2006. These factors raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company is highly dependent on its ability to continue to obtain investment capital and loans from an affiliate and shareholder in order to fund the current and planned operating levels. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to continue receiving investment capital and loans from an affiliate and shareholder to complete promotion of the Company's artists, continue production of music and achieve a level of success that will enable it to sustain its operations. No assurance can be given that the Company will be successful in these efforts.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

2.	Property and Equipment

Property and equipment is comprised of the following at March 31, 2006:

Furniture	$18,161
Music and computer equipment	29,468

47,629
Less: accumulated depreciation	(40,599)

$7,030

Depreciation expense was $ 3,704, and $8,465, for the years ended March 31, 2006 and 2005, respectively.

3.	Income Taxes

From inception of the Company through August 31, 2003, the Company had elected to be taxed under Subchapter S of the Internal Revenue Code. As a result, corporate income or loss passes through to the shareholder and therefore, no provision for federal or state income tax was recorded by the Company. On August 31, 2003, the Company converted certain debt and accrued interest owed to affiliates to equity. The affiliates were a corporation and a partnership that made the Company ineligible to be taxed under subchapter S of the Internal Revenue Code. Subsequent to August 31, 2003, the Company accounts for income tax using Statements of Financial Accounting (SFAS) No. 109 "Accounting for Income Taxes."

The following table sets forth a reconciliation of federal income tax for the years ended March 31, 2006 and 2005:

	Year Ended	Year Ended
	March 31,	March 31,
	2006	2005

Loss before income taxes	$(1,376,529)	$(1,592,469)

Income tax benefit computed at statutory rates	(468,020)	(541,439)
Increase in valuation allowance	628,732	540,596
Permanent differences	2,871	843
Adjustment to deferred tax assets	(163,583)	-

Tax benefit	$-	$-

As of March 31, 2006, the Company has net operating loss carryforwards of approximately $2,178,000. The carryforwards begin to expire in the year 2023. The Company's net operating loss carry forwards may be subject to annual limitations, which could reduce or defer the utilization of the losses as a result of an ownership change as defined in section 382 of the Internal Revenue Code. The tax effects of the temporary differences between reportable financial statement income and taxable income are recognized as a deferred tax asset and liability.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

3.	Income Taxes, Continued

Significant components of the deferred tax assets are set out below along with a valuation allowance to reduce the net deferred tax asset to zero. In order to comply with generally accepted accounting principles, management has decided to establish the valuation allowance because of the potential that the tax benefits underlying deferred tax asset may not be realized. Significant components of the Company's deferred tax asset at March 31, 2006 are as follows:

Net operating loss carryforwards	$740,421
Deferred revenues	8,330
Deferred expenses	573,109
Less: valuation allowance	(1,321,860)

Net deferred tax assets	$-

4.	Notes Payable

Shareholder

On May 26, 2004 the Company borrowed $100,000 from Sugarcreek Capital, LLC. The terms of the note call for repayment of $104,000 on or before July 30, 2004. As security for the loan, Jeffrey D. Martin, a major stockholder, put up his 1/3 interest in Osceola Partners. On August 19, 2004 the note payable to Sugarcreek Capital, LLC was transferred to Jeffrey D. Martin, a major stockholder, in exchange for his 1/3 interest in Osceola Partners. This note is payable on demand.

During the year ended March 31, 2006, Jeffrey D. Martin loaned the Company $711,770. The notes are payable on demand and bear interest at the rate of 8% per year. Accrued interest at March 31, 2006 was $73,575. Interest payments to Jeffrey D. Martin during the year ended March 31, 2006 were $32,787. There were no principal payments of these notes during the year ended March 31, 2006. The dates and amounts of these individual note agreements entered into during the year ended March 31, 2006 and outstanding are as follows:
Date of Note	Amount

June 30, 2005	$219,000
September 30, 2005	264,000
December 31, 2005	228,770

Total	$711,770

On March 29, 2006 notes payable to Jeffrey D. Martin totaling $1,000,000 were converted to 1,000,000 shares of common stock.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

4.	Notes Payable, continued

Affiliates

The Company's Board of Directors held a meeting on August 30, 2003 and unanimously approved a proposal received from Martin Consultants, Inc. and JT Investments, Ltd., affiliates of the Company, to convert the debt and accrued interest owed by the Company to equity. Martin Consultants, Inc. and JT Investments, Ltd. are 100% and 50%, respectively owned by Jeffrey D. Martin. The notes payable of $1,373,600 and related accrued interest of $208,383 were reclassified to equity on August 31, 2003 and Martin Consultants, Inc. was issued 43,000 shares (pre-merger) of common stock.

On January 27, 2004, the Company borrowed $39,592 from JT Investments, Ltd. The note is unsecured, bears interest at the rate of 8% per year and is payable on demand. The entire principal balance is outstanding at March 31, 2006. The Company recorded interest expense of $3,167 related to the note for the years ended March 31, 2006 and 2005.

At March 31, 2006, the balance of notes payable to Martin Consultants, Inc., a company owned by Jeffrey D. Martin, was $879,028. The notes bear interest at the rate of 8% per year and are secured by assets of the Company. The Company recorded interest expense of $ $70,323, and $45,162 related to these notes for the year ended March 31, 2006, and year ended March 31, 2005, respectively. The dates and amounts of the individual note agreements with Martin Consultants, Inc. that remain outstanding at March 31, 2006 are as follows:

Date of Note	Amount

December 31, 2003	$304,000
January 7, 2004	20,000
February15, 2004	20,000
February 25, 2004	20,000
March 8, 2004	10,000
March 11, 2004	12,000
March 15, 2004	10,000
March 24, 2004	15,000
March 31, 2004	10,000
April 6, 2004	10,000
April1 2, 2004	10,000
July 23, 2004	20,000
July 30, 2004	10,000
January 7, 2005	400,000
March 31, 2005	8,028

Total	$879,028

Others

On January 24, 2005, the Company borrowed $100,000 from Market Management, Inc (MMI). The note is unsecured, payable on demand and bears interest at a rate of 10% per year. The Company recognized interest expense of $6,890 during the year ended March 31, 2006, related to this note. On August 17, 2005 the Company repaid $50,000 of the principal and on January 30, 2006 the remaining principal was converted to 50,000 shares of common stock. At March 31, 2006 the Company owes $1,878 accrued interest related to this note.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

5.	Payable to SKRM Interactive, Inc.

At March 31, 2006, the Company has a total payable to SKRM of $1,678,328. This balance represents stock issued by SKRM for total cash proceeds received by the Company of $578,328 and stock issued by SKRM for payment of accounts payable and debt incurred by the Company of $1,100,000.

6.	Related Party Transactions

Related party payables at March 31, 2006, consisted of $9,254 for health insurance as of March 31, 2006. Additionally, notes payable to affiliates and a major shareholder at March 31, 2006 are presented at Note 5.

The Company promotes an artist who is the son of the Company's major shareholder. Total advances to the son are approximately $469,400 as of March 31, 2006.

On March 1, 2003, the Company entered into an agreement with All Star Consulting that established a fee of $5,000 per month, plus rent of an apartment and lease of a car, for services rendered as a Manager of artists in Germany. Effective January 2005, the agreement was amended to increase the fee paid to All Star Consulting to $6,500 per month. Tony Harrison, a Vice President and Director of the Company, owns All Star consulting. In connection with the agreement, the Company expensed promotion fees of approximately $78,000, and $64,500 for the years ended March 31, 2006 and 2005, respectively.

7.	Operating Leases

The Company leases a vehicle and housing in Germany for the Artists and Manager. Rent expense under these leases was $75,404, and $68,999 for the years ended March 31, 2006 and 2005, respectively.

There are no significant future minimum non-cancelable lease payments to be made after March 31, 2006 as all significant lease commitments have been met.

9.	Nu-Sol Agreement And Impairment

During May 2000, the Company entered into a financing agreement with Nu-Sol Productions, Inc. (NU-SOL). The purpose of the agreement is for NU-SOL to produce, manufacture, market, and commercially exploit the first LP by Precious Francis "Precious" entitled "Big Girls Don't Cry" and singles derived from the LP (the Property). The Company funded costs and expenses of $130,000 with respect to the production, manufacturing, marketing, and exploitation of the Property. Under terms established by the NU-SOL agreement, net revenues are to be distributed first to the Company, until the Company recoups 100% of the $130,000 advanced plus an additional $39,000. Thereafter, the Company receives 30% of all net revenues. The Company originally recorded the advance to NU-SOL as a loan receivable, but during 2001, the Company deemed the advance uncollectible and recognized an impairment charge.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

10.	Distribution and Service Agreements

During May 2004, the company entered into a five and one-half year Distribution and Service Agreement with Cheyenne Records GmbH (Cheyenne). The agreement grants Cheyenne certain exclusive rights to distribute and sell recordings by 3rd Wish in Germany, Switzerland and Austria. Under the agreement, Cheyenne is to receive a distribution and service fee of 45% of all net receipts (gross receipts less Value Added Tax of approximately 16%). The agreement requires Cheyenne to perform certain services including booking commercial concerts and concert tours, securing personal appearances of "3rd Wish", securing advertising, endorsements and related activities of "3rd Wish", and music publishing/sub-publishing throughout the territory. In consideration for these services except music publishing/sub-publishing, Cheyenne is to receive 35% of all net receipts paid by third parties. The agreement provides for the Company/Cheyenne to split music publishing revenues on a 75%/25% basis. The Company recorded license revenue of $19,774 and $115,227 for the years ended March 31, 2006 and 2005 respectively.

During April 2005, the Company entered into a 5.5 year Distribution and Service Agreement with Cheyenne Records GHbh (Cheyenne). The agreement grants Cheyenne certain exclusive rights to distribute and sell recordings of the artist "Pat Moe" in Germany, Switzerland and Austria. Cheyenne is to receive a distribution and service fee of 30% to 36% of all net receipts (gross receipts less Value Added Tax of approximately 16%). In addition, Cheyenne will perform certain services including booking commercial concerts and concert tours, securing personal appearances of "Pat Moe", securing advertising, endorsements, and related activities of "Pat Moe" and music publishing/subpublishing throughout the territory. In consideration for these services, except music publishing/subpublising, Cheyenne is to receive 15-30% of all net receipts. The Company/Cheyenne shall split music publishing revenues on a 75%/25% basis. The Company has not recorded any revenue related to this agreement.

11.	Business Management Agreement

On June 14, 2005, the Company entered into a business management agreement with Mr. Andy Lai for services performed in Asia that continues in until written notice of termination is given by either party. Mr. Lai is to act as Business Manager and his services include contract negotiations, securing recordings distribution, arranging live performances and tours, securing of sponsorships, as well as other business activities that are necessary for the advancement of the artists that are represented by the Company. Under the agreement, the Company is to compensate Mr. Lai ten percent (10%) of the net revenues collected as a direct result of his negotiations in Asia and should the Company through its own resources enter into a recording or distribution agreement with a major company and the agreement includes Asia, Mr. Lai is to be compensated five percent (5%) of the net revenues resulting from such agreement. The Company has not recorded any transactions related to this agreement. On December 14, 2005, the Company terminated the agreement.

12.	License Agreements

On October 11, 2004, the Company entered into a fifteen-year license agreement with Three8 Music Limited (Three8). The terms of the license agreement grant Three8 all rights to the single release by "3rd Wish" entitled "Obsession" in the United Kingdom and Eire, for which the Company earns royalties of 19% calculated on 100% sales of Three8's published dealer price less certain packaging deductions. Additionally, for any third party licensing or digital delivery, the Company is to receive 50% of Three8's net United Kingdom sourced royalty receipts. In connection with the license agreement, the Company received a $15,000 advance that was initially recorded as deferred revenue and will be recognized as revenue as license fees are earned under the agreement. At March 31, 2006, the accompanying financial statements reflect license fees of $1,000 and deferred revenue of $13,500 related to this agreement.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

12.	License Agreements, Continued

On November 12, 2004, the Company entered into a five year license agreement with NRJ Music (NRJ). The license agreement grants NRJ the exclusive right to the audio and/or audiovisual recordings of "3rd Wish" for the purpose of reproducing them on all media in France, Dom Tom, Andorra, Monaco, and Belgium. In consideration of the exclusive rights granted, JR shall pay the Company a royalty for sales (less returns) of 19-22% in France, Dom Tom, Andorra and Monaco and 13-15% in Belgium. In addition the Company may earn additional royalties related to phonograms, videograms, and other digital media as defined in the agreement. In connection with the license agreement, the Company received a $16,822 advance that was initially recorded as deferred revenue and will be recognized as revenue as license fees are earned under the agreement. At March 31, 2006, the accompanying financial statements reflect license fees of $33,860 related to this agreement.

On November 26, 2004, the Company entered into a five-year license agreement with Shock Records Pty Ltd (Shock). The license agreement grants Shock the exclusive right to the single release by "3rd Wish" entitled "Obsession" in Australia and New Zealand. Under the license agreement the Company is to receive royalties of 18-22% of net sales, which excludes any sales tax and includes any discounts. Shock retains the right to license the recording for third party, compilation and synchronization use in the territory and the Company shall receive 50% of any third party income. Shock retains exclusive right to copy, extract, digitally encode, sell, distribute, and otherwise exploit the recording in digital format via any interactive technology. In connection with the license agreement, the Company received a $5,150 advance that was initially recorded as deferred revenue and will be recognized as revenue as license fees are earned under the agreement. At March 31, 2006, the accompanying financial statements reflect license fees of $1,030 and deferred revenue of $3,691 related to this agreement.

On December 14, 2004, the Company entered into a three-year license agreement with NMC Music Ltd. (NMC). The license agreement grants NMC exclusive rights to the single release by "3rd Wish" entitled "obsession" in Israel. The Company shall receive royalties of 18% calculated on 100% of net sales. The Company recorded revenue of $987 related to this agreement in the year ended March 31, 2006.

On January 17, 2005, the Company entered into a three-year license agreement with Megaliner Records (Megaliner). The license agreement grants Megaliner exclusive rights to the single release by "3rd Wish" entitled "Obsession" including all available remixes. The territories covered by the license agreement with Megaliner includes Russia, Azerbaijan, Armenia, Georgia, Moldova, Kazakstan, Krygystan, Tajikistan, Uzbekistan, Turkmenistan, Ukraine, Republic of Belarus, Lithuania, Lativa and Estonia. Under the terms of the agreement the Company is to receive royalties of 20% of the published dealer price with no deductions allowed. In addition the Company/Megaliner shall split any third party income and broadcasting income on a 60%/40% basis. In connection with the license agreement, the Company has received advances of $750 and $500 and will record the advance as revenue as earned under the agreement. At March 31, 2006 the accompanying financial statements reflect license fees of $270 and deferred revenue of $917 related to this agreement.

On February 14, 2005, the Company entered into a license agreement with VIDISCO. The license agreement grants VIDISCO exclusive rights to the single release by "3rd Wish" entitled "Obsession" in Portugal. The Company shall receive royalties of 18% calculated on 100% net sales.

On September 6, 2005, the Company entered into a five and one-half year license agreement with Planet Records Italy (Planet). The license agreement grants Planet the exclusive rights for an Album (TBA Title) by "3rd Wish" in Italy. Under the license agreement the Company is to receive a royalty rate of 20% of net sales. The Company granted Planet a digital download distribution license agreement that will include all digital and wireless platforms on a non-exclusive basis in Italy only and will be split on a 60/40 basis. In connection with the license agreement the Company received an advance of $7,127 that was initially recorded as deferred revenue and will be recognized as revenues as license fees are earned under the agreement. At March 31, 2006, the accompanying financial statements reflect license fees of $734 and deferred revenue of $6,393 related to this agreement.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

13.	Music Video Production Agreements

During the year ended March 31, 2005, the Company entered into Music Video Production Agreements with 1171 Production Group (Production Company). Production Company produced music videos embodying performances by "3rd Wish" and "Pat Moe'. As of March 31, 2005 all contractual obligations have been completed and the Company recorded total video production expenses of $406,525 related to these agreements.

14.	Content License Agreement

On September 10, 2004, the Company entered into a Content License Agreement with JAMBA!AG (JAMBA) for the distribution of mobile content including ring tones, wallpaper, and logos through the JAMBA service and JAMBA Network. The Content License Agreement is non-exclusive and covers the territories of Germany, Switzerland, and Austria. The term of the agreement commences on the date of the agreement and terminates upon a three month written notice by either party. In consideration of the authorizations granted to JAMBA in the agreement, JAMBA will pay the Company a license fee from all paid and successfully completed downloads of content by end users as set forth in the agreement, which shall be calculated from the net revenue (revenue less value added tax.) In accordance with SAB 104, the Company records revenue related to the Content License Agreement when the license revenue is fixed or determinable and collectibility is reasonably assured. The Company recorded revenue of $829 related to this agreement in the year ended March 31, 2006.

15.	Video Ringtone And Promotion Video License Agreement

On March 9, 2005, the Company entered into a Framework Master and Video Ringtone and Promotion Video License Agreement ( Framework Agreement) with Jamster International Sarl (Jamster) whereas Jamster desires to distribute Master Ringtones and Video Ringtones of certain of the Company's tracks to include excerpts of certain of the Company's promotion video clips into such television advertising campaigns. The video description, license period, territory, exclusivity and any other rights granted to Jamster shall be described in each case by signature of an individual written order form. The term of the Framework Agreement shall remain effective unless terminated by either of the parties. In consideration of the rights granted in the order form(s), Jamster shall pay the Company for each fully paid and completed download of the Ringtone in its monophonic, polyphonic Master and Video Ringtone version a lump sum of $0.40 for Master Ringtones/Video Ringtones and $0.15 for tones which trigger a new subscription between end user consumer and distributor as compensation for the use of the video. The Company has not recorded any revenue related to this agreement. In accordance with SAB 104, the Company will record revenue related to the Framework when the license revenue is fixed or determinable and collectibility is reasonably assured.

16.	Publishing Agreement

On January 17, 2002, the Company entered into a publishing agreement with Broadcast Music, Inc. (BMI) for the period from July 1, 2001 to June 30, 2006. In accordance with the agreement, the Company sold, assigned and transferred to BMI, its successors or assigns all rights which the Company owned or acquired publicly to perform, and to license others to perform, anywhere in the world and part or all musical compositions; the non-exclusive right to record, and to license others to record, any part or all of any of the musical compositions on electrical transcriptions, wire, tape, film or otherwise, but only for the purpose of performing such musical compositions publicly by means of radio and television or for archive or audition purposes; and the exclusive right to adapt or arrange any part or all of any of the musical compositions for performance purposes, and to license others to do so. As consideration for all rights granted to BMI hereunder, BMI agrees to pay the Company upon the basis of current performance rates generally paid by BMI for its affiliated publishers for similar performances. The Company has not recorded any revenue related to the agreement. In accordance with SAB No. 104 the Company will record publishing revenues when the revenue is fixed or determinable and collection is reasonably assured.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

17.	Commitments

Exclusive Artist Recording Agreements

At March 31, 2006, the Company had entered into long-term Exclusive Artist Recording Agreements with six artists, which include the three Artists of "3rd Wish", the Artist "PatMoe", the Artist "Precious Dawn Francis" and the Artist "Willie Bivins, Jr" also known as "Willie Will" for the purpose of engaging the exclusive personal services of the Artists for making master sound recordings for distribution in any medium. The territory for the agreements is worldwide. All master recordings made by the Artists during the terms of the agreements are recorded by the Artists on the Company's behalf, and all phonograph records and related performances are the property of the Company; the Company has the right to secure sound recording copyright; and the Company and its licensees have the sole and exclusive right to use the recordings throughout the world or any part thereof in any manner it sees fit. The Company may pay all specifically approved recording costs in connection with the master recordings made hereunder, and all recording costs are deemed fully recoupable advances to the Artists and are to be deducted from any and all royalties payable to the Artist by the Company under this or any and all royalties payable to the Artists by the Company. Amounts paid to or on behalf of the Artists during the term of the agreement are fully recoverable, non-returnable advances unless otherwise expressly agreed in writing between the Company and the Artists. The Company has the right, but not the obligation to have the Artists participate in the creation of music videos and all amounts expended by or advanced by the Company for the production of music videos constitute additional fully recoupable advances. The Company owns any and all current and future rights to music videos.

In its sole discretion, the Company may choose, at any time during the term of the agreements, to license master recordings made by the Artists to third parties on a flat fee or royalty basis, or to enter into a distribution agreement with a third party distributor for the distribution of phonograph records embodying master recordings recorded by the Artists through normal retail channels in the United States and worldwide. With respect to master recordings of the Artists licensed to third parties on a flat-fee basis, the Company is to pay the Artists 20-50% of the net amount received by the Company under such license. With respect to master recordings of the Artists licensed to third parties on a royalty basis, and with respect to phonograph recordings released through a distributor selected by the Company, the Company is to pay the Artists the lesser of 20-50% of the Company's net earned royalty receipts under such license or distribution agreement, or 20-50% of the basic album or single rate as defined in the agreements. Further, in its sole discretion, the Company may choose to commercially release phonograph records through the Company's own distribution network. In such event, the Company agrees to pay the Artists royalties based on the basic album or singe rate as defined in the agreements. For phonograph recordings that are exported or sold outside the United States and through record clubs or similar plans, the Artists is to be paid a royalty of 20-50% of the amounts provided of the above mentioned amounts. In addition, the Artists may earn royalties related to licenses for musical compositions, music video licenses and merchandising.

At March 31, 2006, the Artists had earned royalties of approximately $45,000, based on cumulative reported licensing revenues. However, the Company is not obligated to pay any royalties until it recovers advances to Artists totaling $1,468,424 at March 31, 2006, plus any future advances.

Music Publishing Agreements

At March 31, 2005, the Company had entered into long-term Music Publishing Agreements with five individual Writers, which include the three Artists of "3rd Wish", the Artist "PatMoe" and the Artist "Willie Will". The Company engaged the Writers to render the Writer's exclusive services as songwriters and composers based upon terms and conditions set forth in the agreements. In accordance with the agreements, the Writers granted all rights to all musical compositions written or owned by the Writers and all musical compositions are to be the Company's exclusive property as sole owner. The Company shall pay royalties to the Writers based on various terms and conditions set forth in the agreements. There have been no royalties earned by the writers related to the agreements.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

17.	Commitments, continued

Personal Management Agreement

At March 31, 2005, the Company had entered into long-term Personal Management Agreements with five Artists, which include the three Artists of "3rd Wish", the Artist "PatMoe", and the Artist "Willie Will". The Company accepts the engagement as the Artists' sole and exclusive personal management company in connection with all activities in the entertainment industries throughout the world, including but not limited to their services as musicians, songwriters, actors, publishers, packagers or performers in any medium now known or hereafter devised. For personal management services performed, the Artists agreed to pay the Company 15% of all gross compensation earned or received as a result of activities in the entertainment industry. However, the Company is not be entitled to commissions by the Artists from the sale, license, or grant of any literary or music rights to the Company or any person, firm, or corporation owned or controlled by the Company. During the years ended March 31, 2006 and 2005, the Company earned commissions of $981 and $3,241, all related to live performances.

18.	Supplemental Disclosures Of Cash Flow Information

During the year ended March 31, 2006, and the year ended December 31, 2005 approximately $35,780 and $15,000 was paid for interest expense, respectively. No cash was paid for income taxes during the years ended March 31, 2006 and 2005.

During the year ended March 31, 2006, SKRM issued 50,000 shares of common stock for accounts payable incurred by the Company. In addition, the Company converted notes payable totaling $1,000,000 to a payable to SKRM upon issuance of 1,000,000 shares of common stock to settle the notes payable.

19.	Concentrations of Risk and Major Customers

The Company is economically dependent on an affiliate owned by the Company's major shareholder.

The Company is dependent on the success of the Artists. The talent would be difficult to replace.

The license revenues of $115,227 for the year ended March 31, 2005 related to the Cheyenne agreement and accounted for approximately 95% of total revenues.

The license revenues of $33,830 and $25,271 for the year ended March 31, 2006 related to the NRJ and Cheyenne agreements and accounted for 52% and 39% of the total revenues respectively.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
UNAUDITED CONSOLIDATED BALANCE SHEETS
December 31, 2006 and March 31, 2006

	December 31,	March 31,
	2006	2006
ASSETS
Current assets:
Cash and cash equivalents	$22	$62,383
Related party receivable	5,158	-
Total current assets	5,180	62,383

Property and equipment, net	5,400	7,030
Total assets	$10,580	$69,413

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
Accounts payable and accrued liabilities	$146,467	$173,410
Payable to SKRM Interactive, Inc.	4,376,954	1,678,328
Related party payable	9,254	9,254
Accrued interest payable - related parties	-	217,190
Deferred revenue	25,027	24,500
Notes payable - shareholder	126,996	556,770
Notes payable - affiliates	-	933,620
Total current liabilities	4,684,698	3,593,072

Total liabilities	4,684,698	3,593,072

Shareholders' deficit:
Preferred shares - $0.001 par value; 5,000,000 authorized, no shares issued or outstanding	-	-
Common shares - $0.001 par value; 50,000,000 authorized; 63,000 shares issued and outstanding	63	63
Additional paid - in capital	2,096,940	1,581,940
Losses accumulated in the development stage	(6,771,121)	(5,105,662)
Total shareholders' deficit	(4,674,118)	(3,523,659)
Total liabilities and shareholders' deficit	$10,580	$69,413

The accompanying notes are an integral part of these financial statements.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended December 31, 2006 and 2005 and for the Period From
Inception, August 19, 1999, to December 31, 2006

	Nine Months Ended		Inception to
	December 31,	December 31,	December 31,
	2006	2005	2006

Revenue	$33,633	$63,987	$222,358
Revenue - related party	127,200	-	127,200
Total Revenue	160,833	63,987	349,558
Expenses
Operating	(952,794)	(793,939)	(4,786,356
General and administrative	(820,515)	(284,294)	(1,668,734
Impairment of loan receivable	-	-	(130,000
Total expenses	(1,773,309)	(1,078,233)	(6,585,090
Loss from operations	(1,612,476)	(1,014,246)	(6,235,532

Other income (expense)
Interest expense	(52,983)	(121,668)	(535,589
Total other	(52,983)	(121,668)	(535,589)
Net loss	$(1,665,459)	$(1,135,914)	$(6,771,121
Weighted Average Shares Outstanding - basic and diluted	63,000	63,000
Loss Per Share - basic and diluted	$(26.43)	$(18.03)

The accompanying notes are an integral part of these consolidated financial statements.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT For the
period from inception, August 19, 1999, to December 31, 2006

				Losses
				Accumulated
			Additional	During the	Total
	Common Stock		Paid-In	Development	Shareholders
	Shares	Amount	Capital	Stage	Deficit

Balance at Inception, August 19,1999	-	$-	$-	$-	$-
Issuance of common stock	20,000	20	-	-	20
Net loss	-	-	-	(84,021)	(84,021)
Balance at December 31, 1999	20,000	20	-	(84,021)	(84,001)
Net loss	-	-	-	(230,879)	(230,879)
Balance at December 31, 2000	20,000	20	-	(314,900)	(314,880)
Net loss	-	-	-	(494,816)	(494,816)
Balance at December 31, 2001	20,000	20	-	(809,716)	(809,696)
Net loss	-	-	-	(384,590)	(384,590)
Balance at December 31, 2002	20,000	20	-	(1,194,306)	(1,194,286)
Reclassification of debt to equity	43,000	43	1,581,940	-	1,581,983
Net loss	-	-	-	(736,364)	(736,364)
Balance at December 31, 2003	63,000	63	1,581,940	(1,930,670)	(348,667)
Net loss	-	-	-	(205,994)	(205,994)
Balance at March 31, 2004	63,000	63	1,581,940	(2,136,664)	(554,661)
Net loss	-	-	-	(1,592,469)	(1,592,469)
Balance at March 31, 2005	63,000	63	1,581,940	(3,729,133)	(2,147,130)
Net loss	-	-	-	(1,376,529)	(1,376,529)
Balance at March 31, 2006	63,000	63	1,581,940	(5,105,662)	(3,523,659)
Expense paid by related party	-	-	515,000	-	515,000
Net loss	-	-	-	(1,665,459)	(1,665,459)
Balance at December 31, 2006	63,000	$63	$2,096,940	$(6,771,121)	$(4,674,118)

The accompanying notes are an integral part of these financial statements.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended December 31, 2006 and 2005 and for the Period From
Inception, August 19, 1999, to December 31, 2006

	Nine months Ended		Inception to
	December 31,	December 31,	December 31,
	2006	2005	2006

Cash Flows from Operating Activities:
Net loss	$(1,665,459)	$(1,135,914)	$(6,771,121)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	3,660	2,763	48,244
Impairment of note receivable	-	-	130,000
Accrued interest converted to equity	33,439	-	241,844
Expenses paid by related parties	1,289,910	68,770	1,411,706
Changes in operating assets and liabilities:
Increase in related party receivable	(5,158)	-	(5,158)
Decrease in accounts receivable	-	114,257	-
Decrease in prepaid expenses and deposits	-	8,908	-
Increase (decrease) in accounts payable and accrued liabilities	(26,942)	188,355	205,723
Increase in interest payable to affiliates	-	92,883	217,190
Increase (decrease) in deferred revenue	528	(10,413)	25,028
Net cash used in operating activities	(370,022)	(670,391)	(4,,496,544)
Cash Flows from Investing Activities
Payments for purchase of property and equipment	(2,030)	(864)	(53,644)
Note receivable	-	-	(130,000)
Net cash used in investing activities	(2,030)	(864)	(183,644)
Cash Flows from Financing Activities
Proceeds from parent company	84,696	14,000	663,023
Proceeds from notes payable - other	-	20,000	385,000
Proceeds from notes payable - shareholder	293,050	643,000	1,816,050
Proceeds from notes payable - affiliate	63,000	15,000	2,502,191
Principal payments on notes payable - affiliate	-	-	(140,000)
Principal payments on notes payable - other	-	(50,000)	(335,000)
Principal payments on notes payable - shareholder	(131,055)	-	(211,055)
Net cash provided by financing activities	309,691	642,000	4,680,210
Net increase (decrease) in cash and cash equivalents	(62,361)	(29,255)	22
Cash and cash equivalents, beginning of period	62,383	52,195	-
Cash and cash equivalents, end of period	$22	$22,940	$22

The accompanying notes are an integral part of these unaudited financial statements.

SKREEM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements of Skreem Entertainment Corporation (“Skreem” or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Item 310(b) of Regulation S-B. They do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation, have been included in the accompanying unaudited financial statements. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the full year.

These unaudited financial statements should be read in conjunction with the audited financial statements and footnotes, which are included as part of the financial statements as of March 31, 2006 as disclosed in this Form 10-SB.

Note 2 - ACCOUNTING POLICY FOR REVENUE RECOGNITION

Revenue is recognized when persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable; delivery has occurred or services have been rendered or the license period has begun; and collect ability is reasonably assured.

Revenue from the distribution of recordings under license and distribution agreements is recognized as earned under the criteria established by Statement of Financial Accounting Standard No 50. Revenue is generally recognized when Skreem receives an "accounting" of recordings sold with payment from the licensee. In the event Skreem has not received an "accounting" from the licensee and if Skreem has information related to the licensed use of recordings that would result in the revenue being fixed and determinable, and collection is reasonably assured, then revenue is recognized in the periods in which the license revenue is earned. Minimum guarantees (advances) received from licensees are recorded as deferred revenue and are amortized over the performance period, which is generally the period covered by the agreement.

Note 3 - NOTES PAYABLE - RELATED PARTIES

Shareholder

During the quarter ended June 30, 2006, Jeffrey D. Martin, a major stockholder loaned Skreem $30,000 with two promissory notes of $20,000 and $10,000. The notes are payable on demand and bear interest at the rate of 8% and 17.49%, respectively. Interest on the notes begins to accrue on July 1, 2006. The notes are secured by the assets of Skreem.

During the quarter ended September 30, 2006, Jeffrey D. Martin, a major stockholder loaned Skreem $146,700 with two promissory notes. The notes are payable on demand. The $126,700 note bears interest at the rate of 8% and interest on this note begins to accrue on October 1, 2006. The $20,000 note bears interest at approximately 17.49% per annum. The notes are secured by the assets of Skreem. During the quarter ended December 31, 2006, Skreem paid $87,054 reducing the principal balance on the loans.

During the quarter ended December 31, 2006, Jeffrey D. Martin, a major stockholder loaned Skreem $88,850 with multiple notes. The notes are payable on demand and bear interest at the rate of 8% and interest on this note begins to accrue on January 1, 2007. The notes are secured by the assets of S Skreem .

On August 31, 2006, notes payable to Jeffrey Martin totaling $591,770 and related interest payable of $79,164 were converted to 298,193 shares of SKRM Interactive, Inc.’s common stock at $2.25 per share. Due to the related party nature of the transaction, no gain was recorded for the difference between the conversion price and the market price at the date of conversion.

Affiliates

During the quarter ended June 30, 2006, Skreem borrowed $40,000 from Martin Consultants, Inc. The note is payable on demand and bears interest at a rate of 8% per annum. Interest on this note begins to accrue on July 1, 2006. Martin Consultants, Inc. is 100% owned by Jeffery D. Martin.

On August 31, 2006, notes payable to affiliates (Martin Consultants, Inc., JT Investments, and AM-PAC Investments) totaling $996,620 and related interest payable of $171,466 were converted to 519,149 shares of SKRM Interactive, Inc.’s common stock at $2.25 per share. Due to the related party nature of the transaction, no gain was recorded for the difference between the conversion price and the market price at the date of conversion.

Note 4 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Skreem sustained losses of $1,665,459 for the nine-months ended December 31, 2006. Skreem had an accumulated deficit of $6,771,121 at December 31, 2006. These factors raise substantial doubt about the ability of Skreem to continue as a going concern for a reasonable period of time. Skreem is highly dependent on its ability to continue to obtain investment capital and loans from a major shareholder and third parties in order to fund the current and planned operating levels. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should Skreem be unable to continue as a going concern. Skreem continuation as a going concern is dependent upon its ability to continue receiving investment capital from a shareholder and third parties and achieve a level of success that will enable it to sustain its operations. No assurance can be given that Skreem will be successful in these efforts.

Note 5 - PRODUCTION AGREEMENT

On June 13, 2006, Skreem entered into an agreement with 1171 Productions (1171) for the purpose of creating interest in and securing meeting opportunities of the "Star Maker" reality series. Skreem shall pay a commission of 5% of the net profits of the "Star Maker" series worldwide. In addition, Skreem agrees to use 1171 in the production of the series. Skreem has not recorded any transactions related to this agreement.

Note 6 - LICENSE AGREEMENT

During the quarter ended June 30, 2006, Skreem hired Zero Degrees Entertainment (Zero) under a 5-year agreement which grants Zero certain exclusive rights to distribute and sell recordings of the artist "3rd Wish" in France. Skreem shall receive royalties of 17% to 20% calculated on 100% net sales. In addition, Skreem may earn third party and other income as defined in the agreement. Skreem has not recorded any transactions related to this agreement.

Note 7 - ADVERTISING AND PROMOTIONAL SERVICE AGREEMENT

On May 24, 2006, Skreem hired Hobson, Bowerstock, & Associates, LLC (HLB) under a one-year agreement to prepare and implement a promotional campaign in exchange for 1,000,000 shares of common stock. During the quarter ended June 30, 2006, Skreem’s parent issued 250,000 shares and recorded advertising expense of $250,000 in accordance with EITF 96-18. During the quarter ended December 31, 2006, a shareholder of Skreem’s parent paid the shares directly and Skreem recorded advertising expense with an offset to paid-in capital of $515,000 in accordance with EITF 96-18 and SAB 107 Topic 5.T. During the quarter ended December 31, 2006, Skreem terminated the agreement and no additional shares were issued and no additional services were provided.

Note 8 - RELATED PARTY REVENUE

During the quarter ended June 30, 2006, there were unsold recordings returned to Skreem by Cheyenne Records. Am-Pac Investment purchased these remaining recordings and Skreem recorded this sale as related party revenue during the nine months ended December 31, 2006. Am-Pac is owned by Jeffery Martin, a major shareholder.

Note 9 -STRATEGIC RESEARCH & ANALYSIS AGREEMENT

On July 1, 2006, Skreem hired Sterling LLC (Sterling) under a 2-year agreement to do research, market review and strategic analysis and to provide review and planning services in exchange for 3,000 shares per month for year one and 5,000 shares per month for year two, and additional incentives as described in the agreement. In accordance with EITF 96-18, recorded total expense of $17,550 for the quarter ended September 30, 2006. On November 1, 2006, the agreement was amended to require Skreem to pay Sterling 30,000 shares per month, paid one year in advance, for a total of 360,000 shares and additional incentive Skreem s as described in the addendum. Skreem recorded total expense of $508,200 for the quarter ended December 31, 2006.

Note 10 - DISTRIBUTION AGREEMENT

On July 7, 2006, Skreem hired MD Lavert & Associates dba Nothing Else Works (NEW) which grants NEW exclusive rights to distribute designated albums for Skreem in the U.S. and Canada. NEW shall retain a retail marketing and distributing fee of 25% per artist of Skreem ‘s whole sale price from sales of albums Skreem has not recorded any transactions related to this agreement.

Note 11 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

During the nine months ended December 31, 2006 and 2005, approximately $19,543 and $32,202 was paid for interest, respectively. No cash was paid for income taxes during these periods.

During the nine months ended December 31, 2006, SKRM issued 817,342 shares of common stock for the conversion of Skreem’s related party debt of $2,354,021 to equity.

Note 12 -SUBSEQUENT EVENTS

SPIN-OFF TRANSACTION

The Board of Directors of SKRM Interactive, Inc. (formerly Skreem Entertainment Corporation, a Delaware corporation) (SKRM) has approved the spin-off of its subsidiary, SKREEM ENTERTAINMENT CORPORATION, (a Nevada Company) (SKREEM). SKREEM's primary operations have included promoting, financing and managing artists in the music industry. Each holder of SKRM's common stock at November 30, 2006 will receive one (1) share of SKRM stock held on that date. SKRM believes each of the resulting companies will be better positioned to focus on its core businesses and competencies, and thus compete more effectively in their respective markets.

PART III

Item 1: INDEX TO EXHIBITS

Attached hereto are the exhibits as required.

Item 2: DESCRIPTION OF EXHIBITS

Exhibit No.	Description of Exhibit

3.1	Articles of Incorporation (1)
3.2	By-Laws (1)
27	Financial Data Schedule (1)

(1)	Filed Herewith

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Skreem Entertainment Corporation

June 8, 2007	By:	/s/ Charlie Camorata
Charlie Camorata, President